^form 13G
AMMEND#
1
STOCK_NAME
System Software Associates, Inc.
CLASS
Common
CUSIP
87183910
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
SOLE
3,607,425
SHARED
73,200
SOLE DISPOSE
4,062,999
SHARED DISPOSE
0
BENEFICIALLY
4,062,999
PERCENT
9.6%
TYPE OF PERSON
IA
^page
^page
STOCK_NAME
Systems Software Associates, Inc.
STOCK_ADDRESS
500 W. Madison Street, Chicago, IL  60661
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
87183910
BROKER
BANK
INSURANCE
INVESTMENT
BROKER
x
BROKER
PARENT
GROUP
BENEFICIALLY
4,062,999
PERCENT
9.6%
^page
SOLE
3,607,425
SHARED
73,200
SOLE_DISPOSE
4,062,999
SHARED_DISPOSE
0
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page